SECURITIES AND EXCHANGE COMMISSION

      Washington, D.C. 20549

      Form 6-K

       Report of Foreign Issuer

       Pursuant to Rule 13a-16 or 15d-16 of
           the Securities Exchange Act of 1934

          for the period ended 26 April 2010

           BP p.l.c.
                 (Translation of registrant's name into English)

                 1 ST JAMES'S SQUARE, LONDON, SW1Y 4PD, ENGLAND
                    (Address of principal executive offices)

     Indicate  by check mark  whether the  registrant  files or will file annual reports under cover Form 20-F or Form 40-F.

Form 20-F        |X|          Form 40-F
                         ---------------               ----------------

     Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby  furnishing  the  information to the
     Commission  pursuant to Rule 12g3-2(b) under the Securities Exchange Act of
     1934.

Yes                            No        |X|
                         ---------------               ----------------

press release

April 25, 2010

BP FORGES AHEAD WITH GULF OF MEXICO
OIL SPILL RESPONSE

BP, as lease operator of Mississippi Canyon Block 252 (MC252), continues to forge ahead with a comprehensive oil well intervention and spill response plan following the April 22 sinking of the Transocean Deepwater Horizon drilling rig 130 miles south-east of New Orleans

"We are attacking this spill on two fronts - at the wellhead and on the surface offshore," said BP Group Chief Executive Tony Hayward, who has travelled to Texas and Louisiana this week to meet with response personnel. "The team on the ground and those at sea have the Group's full resources behind them."

BP continues to assist Transocean's work below the surface on the subsea equipment, using remotely operated vehicles to monitor the Macondo/MC252 exploration well, and is planning and mobilizing to activate the blow-out preventer.

BP is preparing to drill relief wells to permanently secure the well. The drilling rig Development Driller III is moving into position to drill a second well to intercept the Macondo well and inject a specialized heavy fluid to securely prevent flow of oil or gas and allow work to be carried out to permanently seal the well.

As of Saturday, April 24, the oil spill response team had recovered more than 1,000 barrels of an oil-water mix of which the vast majority is water.  The material has been collected by skimming vessels and vessels towing containment boom. Dispersants have also been applied to the spill.  Equipment available for the effort includes:

·
100,000 gallons of dispersant are ready to be deployed, which is a third of the world's dispersant commodity; BP is in contact with manufacturers to procure additional supply as necessary
·
32 spill response vessels (skimmers, tugs, barges, recovery vessels)
·
5 aircraft (helicopters and fixed wing including a large payload capacity C-130 (Hercules) for dispersant deployment)

In Houma, La. where the field operations response is being coordinated, almost 500 personnel on- and offshore have already been deployed to coordinate the oil spill response. BP's team of operational and technical experts are working in coordination with several agencies, organizations and companies including United States Coast Guard, Minerals Management Service, Louisiana Department of Environmental Quality, National Oceanic and Atmospheric Administration, US Fish & Wildlife Service, Louisiana Wildlife and Fisheries, and Marine Spill Response Corporation. More teams have been mobilized in Houston and New Orleans to support the effort.

According to Steve Benz, President and CEO of the Marine Spill Response Corporation (MSRC), "At BP's request we are mounting the single, largest response effort in MSRC's 20-year history.  The many years of working together with BP on drills and exercises has proved invaluable to us as we move forward on this response effort."

"Given the current conditions and the massive size of our response, we are confident in our ability to tackle this spill offshore," Hayward added.

Along with the response teams in action, additional resources, both people and equipment, continue to arrive for staging throughout the Gulf states in preparation for deployment should they be needed.

Press enquiries
:

U.S. Coast Guard Joint Information Center 985-493-7600
BP Press Office London +44 20 7496 4076

      SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

BP p.l.c.
(Registrant)

Dated:  26 April 2010

/s/ D. J. PEARL
..............................
D. J. PEARL
Deputy Company Secretary